PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121





17th August 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

SUPPL

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 17th August 2006:

"Gas Discovery and Drilling Update - Vietnam - Dua-4X"

Yours faithfully



Stephen Huddle
Company Secretary



Enc



PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Gas discovery and drilling update

Vietnam

Premier Oil has completed operations on well Dua-4X ST2 on Block 12E in Vietnam. Following interpretation of a 3D seismic survey acquired in 2005, Premier drilled the Dua 4X vertical well plus sidetrack Dua-4X ST1 and encountered oil and gas within the northern flank of the Dua structure.

Premier then drilled a second geological sidetrack, Dua-4X ST2, to further evaluate potential gas and oil reservoirs in the southern fault block of the Dua structure. This sidetrack intersected a gas column within limestones above the primary target. Further work is required to assess the significance of the gas encountered. However, when the well was operating close to the base of the limestone column, technical difficulties were experienced.

To ensure that the safety of the operation was not compromised Premier has plugged Dua-4X ST2 and the well will now be redrilled as Dua-5X as a vertical well into the southern flank of the Dua structure.

Following completion of Dua-5X, Premier will drill well 12E-CS-1X on the Blackbird prospect to explore a large tilted fault block updip of a pre-existing well (12E-LK-1X) which encountered very good oil shows.

On completion of the farmout agreement announced on 26th April 2006, and subject to receipt of the approvals required from the Government of the Socialist Republic of Vietnam, Premier (as operator) will hold a 37.5% interest in Block 12E. The other partners will be Santos (37.5%) and Delek Energy (25%).

Premier's Chief Executive, Simon Lockett, said:

"We are encouraged by the discovery of gas in an upper zone of Dua's southern fault block in addition to the earlier discovery of oil and gas in the northern flank. We look forward to the result of the Dua-5X vertical well which is targeting oil in the deeper Dua sands."

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**